Mail Stop 4561

June 3, 2008

Mr. Kevin R. Rhodes
Chief Financial Officer
Edgewater Technology, Inc.
20 Harvard Mill Square
Wakefield, MA 01880

>   **Re: Edgewater Technology, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed March 17, 2008**
>   **File No. 000-20971**

Dear Mr. Rhodes:

        We have reviewed your response letter dated May 2, 2008 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 8, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

9. Income taxes, page 50

1.   Please explain your legal and accounting basis for the conversion of your FTCs to NOLs. As part of your response, explain your accounting for these tax items over the past two years and tell us how these items impacted your tax provision. Also, consider revising your disclosures in future filings to provide more detailed footnote and MD&A disclosure about the impact of this material tax item.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have questions regarding the above comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief